50
3/6/03

03002174

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Tullett + Tokyo Liberty Securities Inc.
NN: Tullett Liberty Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street, 30th Floor
(No. and Street)

New York NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Holub (212) 208-3873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tullett Liberty Securities Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SUSAN DEMARCO
Notary Public, State of New York
No. 01DE6006362
Qualified in Richmond County
Commission Expires May 4, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
TULLETT LIBERTY SECURITIES INC.

December 31, 2002
with Report of Independent Auditors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tullett Liberty Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street, 30th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Holub (212) 208-3873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC RECEIVED PROCESSING SECTION MAR 03 2003 WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement ~~and supporting schedules~~ pertaining to the firm of Tullett Liberty Securities Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

SUSAN DEMARCO
Notary Public, State of New York
No. 01DE6006362
Qualified in Richmond County
Commission Expires May 4, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLETT LIBERTY SECURITIES INC.

Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Director and Stockholder of
Tullett Liberty Securities Inc.

We have audited the accompanying statement of financial condition of Tullett Liberty Securities Inc. (the "Company") (formerly, Tullett & Tokyo Liberty Securities Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tullett Liberty Securities Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

February 18, 2003

Ernst & Young LLP

TULLETT LIBERTY SECURITIES INC.

Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 16,979,200
Short term investments	24,834,000
Receivable from brokers, dealers, financial institutions and clearing organizations	52,096,400
Due from affiliates	12,887,100
Prepaid expenses	10,500
Income taxes receivable	424,100
Excess of cost over fair value of assets acquired (net of accumulated amortization of $5,531,000)	4,261,600
Other assets	58,600
	$ 111,551,500

Liabilities and Stockholder's Equity

Payable to brokers, dealers and financial institutions	$ 41,467,600
Accrued personnel costs	27,661,800
Accounts payable and accrued liabilities	724,800
Due to affiliates	189,900
	70,044,100
Stockholder's equity	41,507,400
	$ 111,551,500

The accompanying notes are an integral part of this statement of financial condition.

TULLETT LIBERTY SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION

Tullett Liberty Securities Inc. (the "Company" formerly known as Tullett & Tokyo Liberty Securities Inc.) is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), is engaged primarily as a broker of mortgage-backed securities, global debt, corporate securities, emerging market debt and equities from its offices in New York. The Company is a wholly-owned subsidiary of Tullett Liberty Investment Corp. ("TLIC", formerly known as Liberty Brokerage Investment Corp.), which is a wholly-owned subsidiary of Tullett plc ("Tullett", formerly known as Tullett & Tokyo Liberty plc).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Values of Financial Instruments – The carrying amounts of cash, short term investments, receivables from/payable to brokers, dealers, financial institutions and clearing organizations, due from/to affiliates, accrued personnel costs, and accounts payable and accrued liabilities reported in the statement of financial condition approximate their fair values.

Short term investments - Short term investments are recorded at cost plus accrued interest, which approximates fair value. The investments mature on various dates throughout 2003.

Excess of cost over fair value of assets acquired – Prior to January 1, 2002 excess of cost over fair value of assets acquired was being amortized on a straight line basis over fifteen years.

On January 1, 2002 the Company implemented the provisions of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), regarding the impairment of its intangible assets. Annually, the Company reviews its intangible assets for impairment and when events or changes in circumstances arise that may affect the underlying basis of the assets. The implementation of FAS 142 has not had a material impact on the Company's statement of financial condition.

Income taxes - The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TLIC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TLIC. Amounts due to or receivable from TLIC, with respect to current income taxes, are settled currently.

Continued

3. SHORT TERM INVESTMENTS

Short term investments are comprised of the following:

Money market funds	$ 19,855,500
U.S. treasury bills	4,978,500
	$ 24,834,000

As of December 31, 2002, $19,855,500 of the Company's short term investments is held at one major U.S. financial institution. The remaining short term investments are also held at major financial institutions and on deposit to meet the collateral requirement of two of the Company's clearing organizations ($4,481,000).

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 2,909,100	$ -
Securities failed-to-deliver / receive	40,750,400	40,081,900
Clearing organizations	8,436,900	-
Other amounts	-	1,385,700
	$ 52,096,400	$ 41,467,600

5. INCOME TAXES

Income taxes receivable pertains to deferred tax assets of $424,100 which arise from temporary differences between financial statement and taxable income. These temporary differences include, deferred compensation, and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

Continued

6. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, the Company had net capital of approximately $19,575,100, which was approximately $19,325,100 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraphs (k)(2)(i) and (k)(2)(ii), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

7. EMPLOYEE BENEFIT PLANS

The Company's parent maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

8. OFF-BALANCE-SHEET CREDIT RISK

The Company primarily executes securities transactions on a riskless principal basis for undisclosed principals. Substantially all transactions settle within three business days for cash. The Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily financial institutions.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell the applicable securities at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2002 was approximately $249,667,600. Settlement of the Company's open securities transactions is not expected to have a material effect on the Company's financial position.

Continued

9. RELATED PARTY TRANSACTIONS

Due from affiliates includes a receivable from TLIC for $12,396,300. This receivable represents interest bearing cash advances made to TLIC, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to its informal tax sharing agreement with TLIC (see Note 2). This amount has been subordinated to the claims of the general creditors of TLIC and bears interest at 1% over the prime rate. The average interest rate on this loan for the year ended December 31, 2002 was 5.68%. In addition, due from affiliates includes receivables from other affiliates of $490,800, consisting of non-interest bearing cash advances which are receivable on demand.

Due to affiliates includes payables to other affiliates of $189,900, consisting of non-interest bearing cash advances which are payable on demand.

The Company clears certain of its mortgage-backed, U.S. Government, and corporate securities on a fully disclosed basis through an affiliated broker registered with the SEC and the NASD. As of December 31, 2002, the Company had a net receivable from this affiliate totaling $5,000,100, which is reflected in "Receivable from brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition.

10. SUBSEQUENT EVENT

In January 2003, Tullett and Collins Stewart Holdings plc ("Collins") entered into a definitive agreement, pending approval of shareholders and required regulators, whereby Collins would acquire all of the stock of Tullett. If all approvals are obtained, the transaction is expected to be consummated in the first half of 2003.

Continued